UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28699/April 20, 2009

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In the Matter of:

MetLife Insurance Company of Connecticut
MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
MetLife Investors Insurance Company
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
First MetLife Investors Insurance Company
First MetLife Investors Variable Annuity Account One
MetLife Investors USA Insurance Company
MetLife Investors USA Separate Account A
Metropolitan Life Insurance Company
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II
General American Life Insurance Company
General American Separate Account Seven
Met Investors Series Trust
Metropolitan Series Fund, Inc.

(812-13588)

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ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT
OF 1940 GRANTING APPROVAL OF SUBSTITUTIONS AND PURSUANT TO
SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING EXEMPTION FROM THE
PROVISIONS OF SECTION 17(a)

MetLife Insurance Company of Connecticut, et al. ("Applicants"), filed an application
on October 21, 2008, and an amended and restated application on March 13, 2009 and
March 24, 2009, for an order pursuant to Section 26(c) of the Investment Company Act
of 1940 (the "Act") permitting substitution of shares of certain registered management
investment companies with shares of certain other registered management investment
companies. The Applicants also sought an order of exemption pursuant to Section 17(b)

of the Act from Section 17(a) of the Act to the extent necessary to permit certain in-kind transactions in connection with certain of the substitutions.

A notice of the filing of the application was issued on March 25, 2009 (Rel. No. IC-28678). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter having been considered, it is found that the substitutions are consistent with the protection of the investors and the purposes fairly intended by the policy and provisions of the Act. It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and the proposed transactions are consistent with the general purposes of the Act.

Accordingly,
IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitutions for Metlife Insurance Company of Connecticut, et al., (812-13588), are approved; and

IT IS FURTHER ORDERED, pursuant to Sections 6(c) and 17(b) of the Act, that the requested exemptions from the provisions of Section 17(a) of the Act, be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary